HEIDMAR MARITIME HOLDINGS CORP.

REPORTS RESULTS FOR THE QUARTER

ENDED MARCH 31, 2026

Athens / New York, May 26, 2026 - Heidmar Maritime Holdings Corp. (the "Company" or "Heidmar") (NASDAQ: HMR) today reported its results for the quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Total revenues of $18.4 million, upfrom $5.8 million in Q1 2025.
•	Net income attributable to shareholders of $2.8 million or $0.05 income pershare, basic.
•	Adjusted net income of $3.4 million, which excludes $0.6 million in non-cash stock-based compensation.
•	Cash and cash equivalents of $27.6 million as of March 31, 2026.

Adjusted net income is not a measurement recognized under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Heidmar’s financial results presented in accordance with GAAP. See “Non-GAAP Financial Measures” later in this Press Release for the definitions and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

FIRST QUARTER 2026 RESULTS COMPARED TO FIRST QUARTER 2025

Total revenues, earned from commissions, management fees and voyage and time charter hire, were $18.4 million for the three months period ended March 31, 2026, compared to $5.8 million for the three months period ended March 31, 2025. The increase of $12.6 million is mainly attributable to the increased number of vessels that commenced short-term spot and time charter voyages during the first quarter of 2026, including the time charter of the Platform Supply Vessel (PSV) ACE Supplier, which commenced its charter operations in April 2025. The number of such vessels during the first quarter of 2026 being eight compared to one during the first quarter of 2025. Net income attributable to shareholders was $2.8 million or $0.05 income per share, basic. General and administration expenses were $3.6 million for the three months period ended March 31, 2026, compared to $6.1 million for the three months period ended March 31, 2025. The decrease of $2.5 million is mainly due to the amortization of the stock-based compensation mainly related to the performance bonus granted to management and executives in 2025.

Key quarterly highlights:

Under the purchase agreement with B. Riley Principal Capital II LLC (BRPC II) announced in June 2025, the Company as of March 31, 2026, had issued and sold 260,628 shares at a gross average price of $1.27 per share, generating gross proceeds of approximately $330,940.

Fleet Developments:

o	One state-of-the-art eco-design newbuilding Suezmax tanker, built in 2026, joined

Heimdar’s commercially managed fleet in March 2026.

o	Two Suezmax tanker vessels: Two Suezmax tankers built in 2009 and 2013, respectively,

joined Heidmar’s commercially managed fleet in March and April 2026.

o	One VLCC tanker vessel: One VLCC tanker built in 2006, joined Heidmar’s commercially managed fleet in March 2026.

o	One MR1 tanker vessel: One MR1 tanker built in 2006 joined Heidmar’s commercially managed fleet in April 2026.

Management Commentary

Pankaj Khanna, Chief Executive Officer of Heidmar, commented:

Heidmar entered 2026 with strong commercial momentum, an expanding modern managed fleet, and a strategic position that allows the Company to benefit from one of the most profound realignments of global energy trade in a generation. The world is moving away from the era of short, predictable oil and gas flows, and is entering one of the most dynamic periods the tanker markets have seen in years.

During the first quarter of 2026, freight rates rose to historically elevated levels, supported by heightened geopolitical tensions and ongoing disruption across key shipping lanes, including increased volatility in and around the Strait of Hormuz and the broader Gulf region. As importing nations respond to these risks, we are seeing the early stages of a deliberate diversification of supply sources, meaningful rerouting of cargoes, and longer-haul trading patterns, all of which reduce effective vessel supply and drive stronger, more durable tonne-mile demand across crude and product tanker markets.

The Company generated total revenue of $18.4 million for the three months ended March 31, 2026, compared to $5.8 million for the same period in 2025. The increase of $12.6 million was primarily driven by a higher number of vessels employed on short-term spot and time charter voyages during the quarter, as well as the overall expansion of the Company’s commercially managed fleet. Adjusted net income rose to $3.4 million, compared to $0.9 million in the same period last year, a result that strips out certain non-cash items and offers a clean view of the underlying earning power of the Heidmar platform.

We see this environment as the foundation of a multi-year growth story for Heidmar. As governments and refiners work to reduce their dependence on any single supplier or transit route, they are sourcing crude and refined products from a wider and more distant set of origins, and we expect many will move in time to build and replenish strategic reserves to insulate their economies from future shocks. Each of these shifts lengthens voyages, increases the number of vessels required to move the same volume of energy, and rewards owners and operators who can offer reliable, transparent, and flexible access to high-quality tonnage. Heidmar’s commercial and pool management platform, our long-standing customer relationships, and our presence across the world’s major energy hubs position us to help importing nations and their counterparties secure the shipping capacity they need to achieve these goals.

Further reinforcing this momentum, Heidmar recently announced the expansion of its commercially managed fleet with the addition of five vessels across key tanker segments. These additions included one state-of-the-art eco-design Suezmax newbuilding delivered in 2026, two Suezmax tankers built in 2009 and 2013, respectively, one VLCC tanker built in 2006, and one MR1 tanker built in 2006.

These fleet developments build on the Company’s continued strategy of selectively adding modern, fuel-efficient vessels through a combination of newbuildings and high-quality secondhand tonnage. Collectively, these additions further enhance Heidmar’s ability to serve customers across an increasingly complex global energy map, where diversification of supply, the rerouting of trade, and the prospect of strategic stock-building continue to support elevated tonne-mile demand and strong vessel utilization. While the geopolitical backdrop remains uncertain, we believe the structural forces now reshaping global energy trade represent a significant and durable growth opportunity for Heidmar, and we intend to scale our platform thoughtfully to help our customers navigate it.

Conference Call details:

Our management team will host a conference call to discuss our financial results on May 27, 2026, at 09:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Heidmar” to the operator and/or conference ID 13760794. Click here for additional participant International Toll- Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. To listen to the archived audio file, visit www.heidmar.com and click on Financials and Presentations. Participants to the live webcast shouldregister on thewebsiteapproximately 10 minutes prior to the start of the webcast.

About Heidmar Maritime Holdings Corp.

Heidmar is an Athens-based, commercial and pool management business serving the crude and product tanker market and Heidmar is committed to safety, performance, relationships and transparency. With operations in Athens, London, Singapore, Chennai, Hong Kong and Dubai, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing its customers' profitability. Heidmar seeks to offer vessel owners a "one stop" solution for all maritime services in the crude oil and refined petroleum products sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com. The information on or accessible through our website does not form a part of and is not incorporated by reference into this release.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this press release, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Heidmar are forward-looking statements. These forward- looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company’s operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker, container or PSV vessel capacity, changes in the Company’s operating expenses, demand for the Company’s managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off- hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

CONTACT INFORMATION:

Investor Relations/Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

 230 Park Avenue, Suite 1540

New York, N.Y. 10169

Tel.: (212) 661-7566

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. dollars)

	Three months ended March 31, 2026	Three months ended March 31, 2026
Revenues:
Trade Revenues	5,681,868	2,338,185
Voyage and time charter revenues	12,668,390	3,235,407
Revenues, net	-	262,471
Total revenues	18,350,258	5,836,063
Expenses/(Income):
Voyage expenses	367,643	70,436
Loss/ (gain) on inventories	416,687	(174,453)
Operating lease, charter-in and other expenses	11,203,698	$1,948,819
Expense relating to fair value of the earnout shares	-	3,917,767
General and administrative expenses	3,559,049	6,087,186
Depreciation and amortization	18,491	19,328
Total expenses	15,565,568	11,869,083
Net income/ (loss) from continuing operations	2,784,690	(6,033,020)
Net loss from discontinued operations	-	(100)
Net income/ (loss)	2,784,690	(6,033,120)
Net income/ (loss) per:
Common share, basic	0.05	(0.1)
Common share, diluted	0.04	(0.1)
Weighted average shares outstanding:
Common shares, basic	58,631,744	57,655,366
Common shares, diluted	63,985,766	57,655,366

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA

(in U.S. dollars)

	March 31, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	27,554,132	18,648,537
Other current assets	8,643,179	8,733,039
Other non-current assets	39,940,772	44,755,156
Total assets	76,138,083	72,136,732
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	3,858,800	4,168,821
Other current liabilities	28,104,895	25,058,670
Other non-current liabilities	29,992,914	32,200,255
Total stockholders’ equity	14,181,474	10,708,986
Total liabilities and stockholders’ equity	76,138,083	72,136,732

OTHER FINANCIAL DATA (unaudited)

(in U.S. dollars)

	Three months ended March 31,
	2026	2025
Net cash provided by operating activities from continuing operations	6,558,601	3,131,604
Net cash provided by investing activities from continuing operations	2,525,000	3,618,932
Net cash provided by/ (used in) financing activities from continuing operations	507	(8,047,766)

NON-GAAP FINANCIAL MEASURES

Reconciliation of Net Income/ (Loss) to Adjusted EBITDA (unaudited)

(in U.S. Dollars)

	Three months ended	Three months ended
Net income/ (loss)	March 31, 2026 2,784,690	March 31, 2025 (6,033,120)
Interest and finance (income)/ cost, net	(88,297)	272,259
Depreciation and amortization	18,491	19,328
EBITDA	2,714,884	(5,741,533)
Stock-based compensation	629,098	2,990,547
Non-cash expense relating to fair value of the earnout shares	-	3,917,767
Adjusted EBITDA	3,343,982	1,166,781

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represent net income/ (loss) before interest and finance (income)/ costs, net, depreciation and amortization and income taxes, if any, during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA further adjusted to exclude stock-based compensation and the non-cash expense relating to the fair value of the earnout shares which the Company believes are not indicative of the ongoing performance of its core operations. We present EBITDA and Adjusted EBITDA as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income/ (loss), cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income/(loss). EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Reconciliation of Net income/ (loss) from continuing operations to Adjusted Net income (unaudited)

(in U.S. Dollars)

	Three months ended	Three months ended
	March 31, 2026	March 31, 2025
Net income/ (loss)	2,784,690	(6,033,120)
Non-cash expense relating to fair value of the earnout shares	-	3,917,767
Stock-based compensation	629,098	2,990,547
Adjusted net income	3,413,788	875,194
Weighted-average number of	58,631,744	57,655,366
shares outstanding

Adjusted net income per share attributable to shareholders	0.06	0.02

Heidmar considers Adjusted net income to represent net income/ (loss) before certain non-cash items, including the loss on the fair value of the earnout shares and amortization of stock-based compensation. We have included adjustments for these items because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects these items may have from period-to-period. Our presentation of Adjusted net income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted net income per share attributable to shareholders equals Adjusted net income per share attributable to shareholders divided by the weighted average number of shares outstanding during the period. Adjusted net income per share do not represent and should not be considered as an alternative to net income/ (loss) and net income/ (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income may not be the same as that used by other companies in shipping or other industries. Adjusted net income is not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

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